TAHOE RESOURCES RESPONDS TO JURISDICTIONAL RULING

VANCOUVER, British Columbia – January 26, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO; NYSE: TAHO) today responded to a ruling by the Court of Appeal for British Columbia (the “Court of Appeal”) that a legal action filed by claimants from Guatemala against the Company in June 2014 can be heard in the British Columbia court system. The ruling overturns an earlier decision by the Supreme Court of British Columbia declining jurisdiction on the grounds that Guatemala was the more appropriate forum to adjudicate the claims.

While respecting the Court of Appeal’s decision, the Company continues to believe that the more appropriate jurisdiction to hear the case is in Guatemala. The Company is currently reviewing the decision and, following this review, will make a determination on whether to seek leave to appeal today’s ruling. The Company looks forward to defending the legal action regardless of the jurisdiction in which it is heard. Today’s ruling does not impact current operations.

The Escobal Mine is a world-class silver mine, operated by Minera San Rafael, a wholly owned subsidiary of Tahoe. Escobal has approximately 1,000 employees, 97% of whom are Guatemalan, and pays approximately US$20 million per year in wages and benefits. In addition, the Company paid approximately US$35 million in royalties and taxes to governments and communities in Guatemala last year, and makes significant direct investments in support of nutritional programs, education, skills training, agriculture and infrastructure development.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298